Horwitz & Cron, LP
Attorneys at Law

4 Venture Plaza, Suite 390
Irvine, California 92618
Telephone (949) 450-4942
Facsimile (949) 453-8774

October 27, 2010

Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

Re:           Game Plan Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-160730

Dear Ms. Mills-Apenteng:

Thank you for your September 17, 2010 correspondence to the Amendment No. 4 to Registration Statement for Game Plan Holdings, Inc. (the “Company”). The following is in response to your September 17, 2010 correspondence.  Underlined verbiage below constitutes your comments and our client’s responses are in regular type. Please note that we have simultaneously filed Amendment No. 5 to the Company’s Registration Statement.

Description of Business, page 17 (from letter dated August 5, 2010)

1.
We note your response to prior comment 3.  Please include in the business section a brief discussion of the development of your business during the last three years, including the 2007 “Reorganization.”  Your discussion should briefly describe your relationship with Game Plan Canada prior to the “Reorganization” and specify whether any of your officers, directors or employees were officers, directors or employees of Game Plan Canada.  Disclose the material terms of any agreements pursuant to which Game Plan Canada provided your company funding for your business activities, such as the development of your website.  See Item 101(h)(3) of Regulation S-K.  In addition, it appears that you should file the reorganization agreement as an exhibit to the registration statement pursuant to Item 601(b)(2) of Regulation S-K.  Ensure that your disclosure is consistent with your response to comment 4 below.

The Registration Statement has been updated with the following language on Pg. 17:

Business Development

During the fourth quarter of 2007, Game Plan Canada provided us with $329,970 to assist with our website development and other expenses. We executed the Reorganization Agreement with Game Plan Canada and its shareholders on December 31, 2007 (the “Reorganization Agreement”) and Amendment One to the Reorganization Agreement on July 11, 2008 (the “Amendment”).

Ms. Mills-Apenteng
Securities and Exchange Commission
October 27, 2010

Pursuant to the Reorganization Agreement and Amendment, the final distribution was 8,000,000 shares of common stock in the name of Christina Mabanta-Hazzard, 2,148,000 shares of common stock in the name of Charles Hazzard, 332,000 shares in the names of the various Shareholders of the Company and 3,070,000 shares in the names of the Game Plan Canada Shareholders.

Prior to the Reorganization Agreement and Amendment, Concepcion Mabanta, mother to Christina Mabanta-Hazzard was the sole officer and director of Game Plan Canada.  Ms. Mabanta-Hazzard was a majority shareholder of the Company, however she did not act as an officer or director of Game Plan Canada at any time.  In addition, Mr. Hazzard was neither an officer, director nor a shareholder of Game Plan Canada at anytime.

For the years of 2008, 2009 and 2010, we have focused upon the development and improvement of our two websites: Hazzsports.com and TotalScout.com.  These efforts include expanded website functionality, improved ease of use, increased traffic and search engine positioning and advanced website metrics to provide improved measurement of website performance.  We believe that these activities will improve website traffic thereby increasing the probability that we will attract advertising revenue for our websites.  While there is no assurance, we believe, based upon our initial improved traffic, that we will commence generating limited advertising revenue during the first quarter of 2011.  We anticipate that these revenues will initially be no more than $1000 per month.

2.
We refer to the revisions made in response to prior comment 5.  Please disclose the payment terms under which you occupy the office space or, if there are no payment terms, include a statement to this effect.

The Registration Statement has been updated with the following language on Pg. 17:

We have a three-year lease with Fauscom Investment Ltd. in which we make monthly payments of $2,300.  Concepcion Mabanta, the mother of Christina Mabanta-Hazard, is the sole shareholder of Fauscom Investment, Ltd.

Selling Shareholders, page 27 (from letter dated August 5, 2010)

3.
You state that Mr. Hazzard “transferred” 148,000 shares of the Company.  Please explain the circumstances, timing and terms of the transfer(s).  In addition, as previously requested in prior comment 3, where a shareholder obtained his or her shares in more than one of the described transactions, you should add footnote disclosure for each such person quantifying the number of shares obtained in each transaction.

The Registration Statement has been updated with the following statement in the head notes, which precede the list of selling shareholders (it should be noted that these are the only transactions where “a shareholder obtained his or her shares in more than one of the described transactions”):

Pursuant to the Reorganization Agreement and Amendment, Mr. Chuck Hazzard received a total of 2,148,000 shares on September 7, 2008. On this same date, Mr. Hazzard gifted 15,000 of these shares to his father Charlie Hazzard and 88,000 shares to a friend, Brent Lincowski.  On September 7, 2008 Mr. Hazard provided shares for services rendered to the Company. Mr. Hazzard transferred 10,000 shares to Mr. Michael Jacobson (for legal services), 30,000 shares to Mr. Robert Hicks (for website development) and 5,000 shares to Mr. Kevin O’Neil (for website development).

Ms. Mills-Apenteng
Securities and Exchange Commission
October 27, 2010

Notes to Financial Statements

Note 1. General Organization and Business, page F-12

4.
Please clarify the relationship between Game Plan Canada, Game Plan USA and the shareholders of each, including a detailed description of how these entities were “codependent upon each other both financially and intellectually” prior to the 2007 Reorganization Agreement.  Tell us whether these entities were considered, at the time of the transaction, to be entities under common control as defined in paragraphs D11-D13 of SFAS 141.  Further, explain in greater detail how you accounted for the recapitalization, including the identification of the specific accounting literature upon which you relied.  For example, your disclosure describes the use of a “pooling of interest” approach.  Please explain how your accounting for this transaction complies with the provisions of the controlling guidance at the time of the transaction, SFAS 141, which upon its Effective Date, eliminates the pooling-of-interests of accounting.

The auditors, DeJoya Griffith & Company, have provided the following answer:

We have considered and reviewed the transaction between Game Plan Canada and Game Plan USA with regards to entities under common control as described in paragraphs D11-D13 of SFAS 141 and have concluded that this transaction does not qualify under these provisions.  Prior to the Reorganization Agreement, Game Plan Canada management consisted of one officer, Concepcion Mabanta, mother to Christina Mabanta-Hazzard, and Game Plan USA consisted of one officer, Lawrence Horwitz.  There were no common shareholders with either company prior to the Reorganization Agreement.  The relationship between Game Plan Canada and Game Plan USA was that Game Plan Canada engaged and utilized Game Plan USA to develop www.Hazzsports.com in its behalf and in doing so, provided funds approximating $329,970 to Game Plan USA.  Accordingly, there were no common ownership and control between Game Plan Canada and Game Plan USA which would qualify under paragraphs D11-D13 of SFAS 141.

Our business plans regarding the development of www.hazzsports.com originated with Game Plan Canada.  Game Plan USA was utilized with the intention of Game Plan Canada acquiring and merging with a U.S.  non-operating company (a shell).  Consequently prior to engaging and funding Game Plan USA for the development of www.hazzsports.com, discussions were ongoing regarding the merger of Game Pan USA and Game Plan Canada which such plans were finalized on December 31, 2007.  Although both companies are development stage enterprises, it was the intention of Game Plan Canada to acquire, merge and control both management and shareholder base of Game Plan USA.  Thus, the Reorganization Agreement between Game Plan Canada and Game USA is akin to a reverse-merger involving a shell company in which follows a recapitalization of the shell company’s stockholders’ equity.  However, there were transactions ongoing between Game Plan Canada and Game USA prior to the Reorganization Agreement, specifically the funding of Game Plan USA, which should be combined as part of the overall historical history of the Registrant.  The use of “pooling of interest” in the notes to the financial statements may not have been the best choice of words but the accounting transaction is similar in that certain historical information from both companies are combined due to the inter-dependency but resulting in no goodwill.  We have revised the notes to the financial statements removing “pooling of interest” and further described the relationship between Game Plan Canada and Game Plan USA as requested.

Ms. Mills-Apenteng
Securities and Exchange Commission
October 27, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Period Ending December 31, 2008 through the quarter ending June 30, 2010, page 27

5.
We refer to your response and the related revisions to your document in response to prior comment 8.  You attribute the increase in your operating expenses in part to an increase in the salary paid to your chief executive officer.  The disclosure in your summary compensation tables, however, indicates that your chief executive officer’s salary remained the same in 2008 and 2009.  Please advise.  Also, please quantify the amount of the salary increase as well as each of the other factors that materially impacted the increase in operating expenses.

We have updated the summary compensation tables to reflect that Mr. Hazzard made $54,000 in 2009 and $46,000 in 2008.  Thus, his salary increased by $8,000.

In addition, we have updated the Results of Operations section in the Management Discussion as follows:

Results of Operations for Period Ending December 31, 2008 through the quarter ending June 30, 2010

Our revenues from December 31, 2008, through the quarter ending June 30, 2010 were minimal.  We do not anticipate earning revenues until such time as we enter into the final development stages of our websites where we can attract advertisers via our implementation of our business plan.

We incurred operating expenses in the amount of $ 93,728 from January 1, 2010 through June 30, 2010. These operating expenses consisted of general and administrative expenses in the amount of $56,797, computer and website expenses in the amount of $12,931 and officer wages in the amount of $24,000.  We anticipate our operating expenses will increase as we undertake our plan of operations.  We anticipate our ongoing operating expenses will also increase once we become a reporting company under the Securities Exchange Act of 1934.

For the period ending December 31, 2008, through the year ended December 31, 2009, our operating expenses increased from $182,632 to $211,081.   Our general and administrative expenses increased due to an increase in accounting fees and our dues and subscriptions.  Our accounting fees increased from $4,000 to $19,000 due to our efforts to become a public company.  Our dues and subscriptions increased from $15,210 to $34,000 due to us contracting with STATS, Inc.  STATS, Inc. is now providing real-time sporting news and scores on Hazzsports.com, which we believe has increased traffic on the website.  Our computer and website expenses increased from $20,307.41 to $24,389.67 due to the hosting and creation of TotalScout.com.  Our officer wages increased due to an increase in salary of Mr. Charles Hazzard, our Chief Executive Officer, from $46,000 to $54,000.  Other than the aforementioned increase in our operating expenses, there have not been any material year-to-year changes in any of the financial statements.

Ms. Mills-Apenteng
Securities and Exchange Commission
October 27, 2010

Directors, Executive Officers, Promoters and Control Persons, page 28

6.
We note that you have revised your document in response to prior comment 10 to state that your director, Ronald Smith, is currently the director of GreyHawk, Inc., which you describe as a wholly-owned subsidiary of BB&T Corporation.  However, it does not appear that GreyHawk, Inc. is presently a subsidiary of BB&T Corporation.  Please advise.

GreyHawk, Inc. was liquidated as of December 31, 2009.  The Registration statement has been updated with the following language:

During the last five years, Mr. Smith was a director of GreyHawk, Inc., which was liquidated as of December 31, 2009.  GreyHawk, Inc was a wholly owned subsidiary of BB&T Corporation (NYSE:  BBT).  Mr. Smith was also a director of Gotham Real Estate, Inc. and Bulova Watch, both are subsidiaries of Lowes Companies, Inc. (NYSE:  LOW) and DST Systems, Inc., a Nevada corporation, which is the subsidiary of DST Systems, Inc. (NYSE:  DST).  In addition, he is the owner of a Las Vegas CPA proprietorship.

Please advise us as to when we can request acceleration of the registration statement.

Sincerely, HORWITZ & CRON, LP /s/ Horwitz & Cron, LP